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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
J. Kevin Ciavarra, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	247126105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	247126105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		44,078,632

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,472,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,078,632

WITH	10	SHARED DISPOSITIVE POWER:

		5,472,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	49,551,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	247126105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,653,116

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,653,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,653,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, Highland Credit Strategies Fund will not provide any financing or participate in the Proposal described in Item 4 hereto, so Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons with respect to the Proposal and other related matters described herein.

CUSIP No.	247126105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Master Fund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007.
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     On January 9, 2007, Highland Capital delivered a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 4 (the “Letter to the Board”) and incorporated by reference herein, in order to inform the Board of Directors of the actions that Highland Capital has been taking in furtherance of and with respect to the Proposal. As indicated in the Letter to the Board, Highland Capital believes the Proposal (i) provides a superior alternative to the Appaloosa/Cerberus Proposal, (ii) is in the best interests of the Issuer and its various creditors, stockholders and other parties in interest, and (iii) sets forth a transaction that should be seriously considered by the Board of Directors and its financial advisors and that this Proposal is should not only be approved by the Board of Directors, but should be implemented.
     The Letter to the Board also explains that Highland Capital has expended tremendous efforts in a very short time period with respect to the Proposal, but believes that the response it has received from the Issuer and its representatives to date has been less than receptive to allow the Issuer to properly consider the Proposal. For example, the Letter to the Board highlights that Highland Capital and the Issuer have negotiated the terms of a Confidentiality Agreement for ten days, but the Issuer’s management and legal counsel insist upon including standstill provisions which would require Highland Capital to stop the steps it has begun to take in furtherance of the Proposal and significantly delay, if not prevent, Highland Capital from being able to consummate the Proposal.
     Further, the Letter to the Board explains that in order to proceed with the Proposal expeditiously and efficiently, Highland Capital has (i) hired a financial advisor in connection with a potential restructuring transaction involving the Issuer, (ii) delivered a legal, financial and insurance due diligence request list, and (iii) begun discussions with automotive industry and union experts that could act as a liaison with General Motors and the unions. As such, with the Issuer’s cooperation, Highland Capital is willing to consummate the Proposal expeditiously and within the same timetable as the Appaloosa/Cerberus Proposal. However, Highland Capital cannot proceed without a Confidentiality Agreement. Therefore, Highland Capital has requested that the Board of Directors instruct management to cooperate with Highland Capital so the Board of Directors has the opportunity to consider fully and discuss both proposals with its financial advisors before proceeding with a transaction that is not in the best interest of all of the stakeholders.
     The Letter to the Board also addresses the Issuer’s request to evaluate Highland Capital’s involvement in (i) certain disputes with General Motors Corporation regarding Amcast Industrial Corporation, (ii) certain disputes with the former board of directors of Motient Corporation, and (iii) various lawsuits cited by Motient involving Highland Capital and/or James D. Dondero and third parties. Although Highland Capital believes these types of questions inappropriately shift the focus away from the deficiencies of the Appaloosa/Cerberus Proposal when

8

compared to the Proposal, Highland Capital provided the requested additional information to address these concerns to the extent possible, given that some of the matters relate to ongoing litigation.
     As explained in the Letter to the Board, over the years, many of the debt issuers in which Highland Capital and its affiliates have invested have filed for bankruptcy and Highland Capital, and its affiliates, like other similarly structured distressed investment managers, have simply sought to protect their interests (and others who are similarly situated) through the U.S. bankruptcy system and through court proceedings. Many of the suits Highland Capital is party to relate to bankruptcy-related proceedings arising from Highland Capital’s normal distressed investment-related activities. The fact that Highland Capital is a party to various proceedings demonstrates its commitment to its investors and the companies in which it invests, along with its desire to maximize investment returns. These are all goals that are synonymous with what the Issuer and the Board of Directors are attempting to achieve for stockholders. Given Highland Capital’s thirteen plus years of operation, and its over $35 billion in assets under management, Highland Capital views its involvement in these lawsuits as inconsequential and unremarkable.
     On January 9, 2007, Highland Capital also delivered drafts to the Issuer of the New Equity Agreement and the New Plan Agreement to illustrate Highland Capital’s commitment to proceeding quickly with a transaction and to evidence that the terms under which Highland Capital is prepared to proceed are substantially similar to the terms of the Appaloosa/Cerberus Proposal.
     Further, Highland Capital has engaged Loughlin Meghji & Company to provide consulting and financial advisory services in connection with the Proposal. In addition, Highland Capital has engaged Peter Pestillo, a former Ford Motor Company executive, as its advisor in connection with the Proposal.
     In a hearing which began on January 11, 2007, and concluded on January 12, 2007, the United States Bankruptcy Court for the Southern District of New York heard the Issuer’s motion seeking Bankruptcy Court approval of the equity investment and plan framework agreements underlying the Appaloosa/Cerberus Proposal. Highland Capital appeared at such hearing and argued that the Issuer should be obligated to discuss and consider alternative plan arrangements, including the Proposal. However, on January 12, 2007, the Bankruptcy Court for the Southern District of New York approved the definitive documentation underlying the Appaloosa/Cerberus Proposal.
     Highland Capital is disappointed by such ruling. Highland Capital believes the Appaloosa/Cerberus Proposal approved today is unfair, because it gives Appaloosa and Cerberus disproportionate equity ownership in the Issuer and a value transfer of approximately $1 billion at the expense of the Issuer’s current stockholders. Highland Capital also believes that the Appaloosa/Cerberus Proposal is unjust because it allocates equity ownership and upside before any deal is struck with the unions or GM. However, Highland Capital appreciates that the Bankruptcy Court stated it believes that Highland Capital has made a bona fide proposal. Highland Capital believes it is clear that the Proposal is superior and fair in that it pays all creditor claims in full and in cash, retains equity value for the Issuer’s common shareholders and establishes good corporate governance at the company. Highland Capital will now consider all of its options related to its significant investment in the Issuer and reserves the right to pursue alternative courses of action, including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D or formulate and implement plans or proposals with respect to any of the actions described in the Schedule 13D filed with the Commission on December 22, 2006.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation.

9

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: January 12, 2007

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

10

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By: By:	Highland Capital Management, L.P., its sole member Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

11

EXHIBITS

Exhibit 1
Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2
Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3
Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation.